BRUCE M. PRITCHETT, L.C.
Attorney at Law
8 East Broadway, Suite 600A
Salt Lake City, Utah 84111
Phone: (801) 363-1288
Fax: (801) 531-1929

March 31, 2006

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC 20549

ATTN:    Karen J. Garnett, Esq.
Assistant Director

Re:       Axiom III, Inc.
Registration Statement on Form SB-2
Filed December 3, 2004; Amended December 15, 2004;
Amended June 27, 2005; Amended November 11, 2005;
Amended January 17, 2006, Amended February 15, 2006;
Amended March 14, 2006, Amended March 31, 2006.
File Number: 333-120967

Ladies and Gentlemen:

Thank you for your comment letter dated March 23, 2006 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form SB-2. We have filed Amendment No. 7 to Form SB-2/A (the “Form SB-2/A”) of Axiom III, Inc. (“Axiom”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed our revised Form SB-2/A-6 on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

Karen J. Garnett, Esq.
March 31, 2006

Selling Security Holders

1.
We note your response to prior comment 2. Please revise the prospectus to describe in more detail the later distribution of Axiom III common stock to the additional 1,500 China World Trade stockholders. Clearly disclose the anticipated timing for each of the two distributions, and tell us why you have decided to postpone the distribution to those holders. Since China World Trade is acting as an underwriter in the distribution to its stockholders, it is not appropriate to register the resale of those shares by China World Trade.

Response 1: We have revised our Selling Security Holders section of the prospectus to provide the requested detail, and we have removed the double-registration of China World Trade’s shares. It includes a discussion of how we expect that we can complete the later distribution within 90 says of the effectiveness of this registration statement, so that we can obtain the NOBO list or make arrangements with the DTC without a NOBO list to make sure the dividend shares get to their rightful owners.

2.
We note your response to prior comment 2. Please tell us why you are able to identify the 35 China World Trade stockholders listed in the table, but not the approximately 1,500 additional holders who own China World Trade stock in street name. In addition, please tell us whether you have considered identifying the selling stockholders on a group basis considering that, according to your response letter, that group holds less than 1% of the outstanding Axiom III common stock. Refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Regulation S-K, No. 59 (July 1997).

Response 2: We are able to identify the 35 China World Trade stockholders listed on the table because they appear as shareholders of record in the transfer agent records, or they are otherwise known to the Company through its records. One of the shareholders of record is listed as Cede & Company, but a breakdown of Cede & Company’s holdings into individual shareholder names does not appear.

Cede & Company is the name of the nominee which the Depository Trust Company, or DTC, uses to hold the shares of all those who hold stock in “street name.” This is why we do not know the names of the other approximately 1,500 shareholders. Information about shares held in street name is much more difficult to obtain (and in some cases, essentially impossible). The DTC combines aggregated holdings of all stock held in the brokerage accounts of thousands of brokerage firms who participate in the DTC’s program. The DTC’s program keeps electronic records of shareholdings in brokerage accounts, but it does not use physical stock certificates like a stock transfer agent does. In order to find out the identities of, and share holdings of, those who hold stock in a brokerage account, a person must request a NOBO list (comprised of Non-Objecting Shareholders—meaning those who have not objected to the brokerage disclosing their names and shareholdings) and an OBO list (comprised of shareholders who DO object to the brokerage disclosing their names—thus, their identities are impossible to obtain).

Karen J. Garnett, Esq.
March 31, 2006

We can, theoretically, divide the group of shareholders who hold their stock in street name into two groups: Objecting Shareholders and Non-Objecting Shareholders. This would account for all shares held by Cede & Company. However, we cannot say how many shares either group holds until we obtain the NOBO list. Thus, dividing the shareholders into such groups serves no real practical purpose as a disclosure to the public. If we put the two groups “Objecting Shareholders” and “Non-Objecting Shareholders” into the table, we would need to leave the shareholdings of each group blank and footnote those blanks with an explanation that we cannot know either group’s holdings without obtaining the NOBO list. This would seem to be more confusing to the investing public, rather than less so.

The difficulty at present is that it costs several thousand dollars to purchase a NOBO list, and the Company does not currently have the capital to do so. Due to the Company’s small startup size, it generates some revenue from rents, but it does not generate a sufficient profit to make such expensive purchases at this time. To force the Company to purchase a NOBO list at this time seems like an overly broad and burdensome mandate. The accounting and legal costs, both in time and money, of registering and responding to SEC comments have been much more than the Company budgeted for at this time.

As a result, we would propose the following: We have amended our disclosure to indicate that the Company will complete the distribution to the CWTD shareholders who hold stock in street name within 90 days of the effectiveness of this registration statement. That will allow the company to recover from the long registration and review process and save up to obtain the NOBO list, or make arrangements (which counsel has seen be effective in the past) to have Cede & Company satisfy its fiduciary obligation of making sure that the dividend reaches the appropriate shareholders in street name.

As noted in our prior response, our proposal works in practice, and in practice the public is protected, because Cede & Company has a fiduciary obligation to distribute share dividend distributions to all holders in street name. China World Trade will endorse and deliver a certificate for 102,612 registered shares to Cede & Company, and then Cede & Company will arrange with our transfer agent to have those shares broken down into the proper names. The distribution of registered shares would then be complete, all in compliance with the registration requirements of the Act.

We are able to ascertain the total of number of shares that appear in Cede & Company’s name, because that number appears in the stock transfer agent’s records, but until we have the NOBO list, there is no way to tell for sure how many people that number must be divided among.

Karen J. Garnett, Esq.
March 31, 2006

Financial Statements

Summary of Significant Accounting Policies

Background, page 50

3.
We note that you have deleted disclosure of the June 2004 transaction between Axiom III, Inc. and Axiom First Corporation, which you have accounted for as a merger of entities under common control. Please re-insert the appropriate disclosure as it is relevant to your financial statements and the filing.

Response 3: We have re-inserted the appropriate disclosure, as requested.

We hope this satisfies your concerns and that you will now be disposed to consider a written request for acceleration of the effective date of the registration statement.

Sincerely,

Bruce M. Pritchett
Counsel for Axiom III, Inc.

BMP/mm
Enclosures

cc: Lawrence Nault, President